Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2007

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$4,909
Plus
Interest included in expense	10,847
One-third of rental expense(b)	175
Adjusted “earnings”	$15,931

Fixed charges
Interest included in expense	$10,847
Interest capitalized	41
One-third of rental expense(b)	175
Total fixed charges	$11,063

Ratio of earnings to fixed charges	1.44

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.